

May 10, 2013

Via E-Mail
Mr. Steven O. Cordier
Chief Financial Officer
Penford Corporation
7094 S. Revere Parkway
Centennial, Colorado 80112

      Re: Penford Corporation
               Form 10-K for the Fiscal Year ended August 31, 2012
               Filed November 8, 2012
               Response Letter dated March 29, 2013
               File No. 0-11488

Dear Mr. Cordier:

We have reviewed your response letter and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended August 31, 2012

Financial Statements, page 31

Note 2 - Summary of Significant Accounting Policies, page 37

Inventories and Cost of Sales, page 38

1.   We note your response to comment one concerning your accounting for sales of various by-products. You describe the composition of prices charged to customers of your core products and clarify that you are not compensated by these customers for products sold to other parties. We understand that you have decreased the amounts shown as cost of sales by the proceeds received on sales of by-products, and that purchasers of these products are not also suppliers with whom you have any netting arrangements.

Given that by-products arise in the course of your normal ongoing business operations, and although you may not consider them to be core products, we do not see adequate rationale for reporting sales of these products in a manner that is inconsistent with their nature, as if they had actually and directly lowered your cost of sales.

We have guidance with reference to characteristics of revenues, including criteria that should be applied in determining when recognition is appropriate, in SAB Topic 13.A.1. Please ensure that your accounting policy for sales of by-products is otherwise consistent with this literature. There is also guidance in Rule 5-03 of Regulation S-X applicable to the presentation. We have consulted with our Office of Chief Accountant, in the Division of Corporation Finance, and believe you will need to restate your financial statements in order to report sales of by-products, such as the germ, fiber, and gluten, as sales or revenues, and to correct the amounts previously reported as cost of sales.

Please file an amendment to your Form 10-K and subsequent interim reports with the disclosures prescribed by FASB ASC 250-10-50-7 through 11; also reflecting appropriate revisions to Quarterly Financial Data and all related narratives such as MD&A. You will need to update certifications in accordance with Rule 12b-15 of Regulation 12B.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant at (202) 551-3706 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief